Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

FOCUS GOLD CORPORATION (FGLD)

(Name of Issuer)

COMMON

(Title of Class of Securities)

34416A203

(CUSIP Number)

February 2, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 34416A203
(1) Names of reporting persons VICTORIA J. BLACKBURN
(2) Check the appropriate box if a member of a group NA	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with: Focus Gold Corporation
(5) Sole voting power 400,000 Common Shares
(6) Shared voting power 0
(7) Sole dispositive power 400,000 Common Shares
(8) Shared dispositive power 0
(9) Aggregate amount beneficially owned by each reporting person 400,000 Common Shares
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) |__|
(11) Percent of class represented by amount in Row (9) Less than 5%
(12) Type of reporting person (see instructions) IN

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Item 1(a) Name of issuer:

FOCUS GOLD CORPORATION

Item 1(b) Address of issuer's principal executive offices:

FOCUS GOLD CORPORATION

4695 MACARTHUR COURT

SUITE 1430

NEWPORT BEACH, CA.

92660

2(a) Name of person filing: VICTORIA J. BLACKBURN

2(b) Address or principal business office or, if none, residence: MAILING ADDRESS:

P.O. BOX 20238

WICKENBURG, AZ. 85358

PHYSCIAL ADDRESS:

51033 N. 330TH AVE.

WICKENBURG,AZ. 85390

2(c) Citizenship: USA

2(d) Title of class of securities: COMMON SHARES OTC:QB

2(e) CUSIP No.: 34416A203

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 400,000 COMMON SHARES
(b)	Percent of class: Less than five per cent (5%).
(c)	Number of shares as to which the person has: 400,000
(i)	Sole power to vote or to direct the vote __X__.
(ii)	Shared power to vote or to direct the vote NO.
(iii)	Sole power to dispose or to direct the disposition of YES .
(iv)	Shared power to dispose or to direct the disposition of NO.

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Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013

/s/ VICTORIA J. BLACKBURN

VICTORIA J. BLACKBURN/SHAREHOLDER

Name/Title.

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